Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Municipal Income Trust II

File No: 811-21126

Date: February 9, 2026

Contact:

1-800-882-0052

BlackRock Announces Completion of Certain Municipal CEF Reorganizations and Adoption of Discount Management Program

New York, February 9, 2026 – BlackRock Advisors, LLC announced today each of the closed-end funds named below (each, a “Fund” and collectively, the “Funds”) have completed their reorganizations or mergers, as applicable (each, a “Reorganization” and collectively, the “Reorganizations”). Additionally, each of the Survivor Funds, as identified below, adopted a Discount Management Program that seeks to enhance long-term shareholder value via periodic liquidity events if certain conditions are met (see below for details).

●	Reorganization of BlackRock California Municipal Income Trust (BFZ) with and into BlackRock MuniHoldings California Quality Fund, Inc. (MUC)

●	Reorganizations of BlackRock New York Municipal Income Trust (BNY) and BlackRock MuniHoldings New York Quality Fund, Inc. (MHN) with and into BlackRock MuniYield New York Quality Fund, Inc. (MYN)

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Reorganizations of BlackRock MuniHoldings Quality Fund II, Inc. (MUE), BlackRock Municipal Income Trust (BFK), BlackRock Municipal Income Quality Trust (BYM) and BlackRock Municipal Income Trust II (BLE) with and into BlackRock MuniHoldings Fund, Inc. (MHD)

Seven Muni CEFs have been reorganized into three acquiring funds:

BlackRock Municipal CEF Reorganizations Summary
Survivor Funds	Acquired Funds

MUC	BFZ

MYN	BNY	MHN

MHD	MUE	BFK	BYM	BLE

Fund	Ticker	Net Asset Value / Share ($)	Share Conversion Ratio

BlackRock California Municipal Income Trust	BFZ	12.0395	1.02530147

BlackRock MuniHoldings California Quality Fund, Inc	MUC	11.7424	-

Fund	Ticker	Net Asset Value / Share ($)	Share Conversion Ratio

BlackRock New York Municipal Income Trust	BNY	11.1056	1.02143002

BlackRock MuniHoldings New York Quality Fund, Inc.	MHN	11.2087	1.03091257

BlackRock MuniYield New York Quality Fund, Inc.	MYN	10.8726	-

Fund	Ticker	Net Asset Value / Share ($)	Share Conversion Ratio

BlackRock MuniHoldings Quality Fund II, Inc.	MUE	10.9625	0.85365094

BlackRock Municipal Income Trust	BFK	10.8945	0.84835577

BlackRock Municipal Income Quality Trust	BYM	12.0152	0.93562479

BlackRock Municipal Income Trust II	BLE	11.4106	0.88854453

BlackRock MuniHoldings Fund, Inc.	MHD	12.8419	-

The Reorganizations were based on the relative net asset values of each Fund’s common shares at the time of the applicable Reorganization.

In the Reorganizations, common shareholders of each Acquired Fund received an amount of its respective Survivor Fund’s common shares equal to the aggregate NAV of their holdings of the Acquired Fund’s common shares as determined at the close of business on February 6, 2026. Fractional shares of each Survivor Fund’s common shares were not issued in the Reorganizations and consequently cash will be distributed for any such fractional shares.

In addition, each Acquired Fund’s preferred shareholders received on a one-for-one basis Survivor Fund preferred shares in an amount equal to the aggregate preferred share liquidation preference held by the Acquired Fund’s preferred shareholders immediately prior to the Reorganizations.

The Reorganizations are expected to be non-taxable events.

Discount Management Program (DMP)

Each of the Survivor Funds will participate in a DMP for 2026. Under the terms of each Fund’s DMP, each Fund intends to offer to repurchase a portion of its outstanding common shares via tender offer if certain conditions are met during the specified time period, as detailed below.

If a Fund’s common shares trade at an average daily discount to net asset value (“NAV”) of greater than 10.00% during the 9-month measurement period (the “Measurement Period”), the Fund intends to offer to repurchase, as soon as practicable following the Measurement Period end date, a minimum of 5% of its outstanding common shares at a price equal to 98% of the Fund’s NAV, as determined on the trading day after the tender offer expires.

Each DMP will be comprised of one Measurement Period, as detailed below, unless continued by a Fund’s Board of Directors/Trustees (each a “Board”). The Measurement Period start and end dates are currently expected to be as indicated below.

Measurement Period Start	Measurement Period End	Discount to NAV Trigger	Repurchase Amount	Price

January 1, 2026	September 30, 2026	More than -10.00%	Minimum of 5% of outstanding shares	98% of NAV

Each DMP is intended to enhance long-term shareholder value. However, even if a tender offer is triggered under a DMP, there is no guarantee that shareholders will be able to sell all of the shares that they desire to sell in any particular tender offer and there can be no assurances as to the effect that a DMP will have on the market for a Fund’s shares or the discount at which a Fund’s shares may trade relative to its NAV.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Funds, including each Survivor Fund. Investors should consider a Survivor Fund’s investment objective, risks, charges and expenses carefully and consider in its entirety the applicable Joint Proxy Statement/Prospectus relating to a Reorganization, which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about the applicable Survivor Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or a Fund’s net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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